UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended

Commission File Number

FIELD TRIP HEALTH LTD.

(Exact name of registrant as specified in its charter)

Canada	8000, 2834, 2833	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

30 Duncan Street, Suite 401
Toronto, ON, Canada M5V 2C3
1-833-222-0084

(Address and telephone number of registrant’s principal executive offices)

Bennett Jones LLP

135 East 57th Street, Suite 14

New York City, NY

10022

1-646.992.4322

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol	Name of Each Exchange On Which Registered:
Common Shares, no par value	FTRP	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

☐  Yes            ☒  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☐  Yes            ☐  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☐

FORWARD LOOKING STATEMENTS

The information provided in this Registration Statement on Form 40-F, including the exhibits hereto and information incorporated by reference herein (collectively, the “Form 40-F”), may contain "forward-looking statements" about the Registrant. All statements, other than statements of historical fact, made by the Registrant that address activities, events or developments that the Registrant expects or anticipates will or may occur in the future are forward-looking statements, including statements preceded by, followed by or that include words such as "may", "will", "would", "could", "should", "believes", "estimates", "projects", "potential", "expects", "plans", "intends", "anticipates", "targeted", "continues", "forecasts", "designed", "goal", or the negative of those words or other similar or comparable words. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as at the date they are made and are based on information currently available and on management’s current expectations and assumptions concerning the Registrant’s future events, financial conditions, results of operations, plans, objectives, performance, business developments, objectives or milestones. Actual results and developments may differ materially from those contemplated by these statements. Forward-looking statements in this Form 40-F include statements related to, the business and future activities of the Registrant, and developments related to, the Registrant after the date of this Form 40-F, including but not limited to, statements relating as future business strategy, competitive strengths, goals, expansion and growth of the Registrant 's business, operations and plans, including new revenue streams, the completion of contemplated expansion by the Registrant, changes in laws or regulatory requirements, the market for the Registrant 's services, the impact of the COVID-19 pandemic, the business objectives of the Registrant and its research and development activities, the acceptance in the medical community of ketamine and other psychedelic substances as effective treatment for depression, post-traumatic stress disorder, addiction and other mental health conditions, the funds available to the Registrant and the use of such funds, the healthcare industry in Canada and the United States, the ability of the Registrant to operate its clinics and additional clinics, the development, patentability and viability of molecule FT-104 (“FT-104”), the ability of the Registrant to complete an investigational new drug application and obtain regulatory approvals, as required, prior to initiating any additional clinical trials for FT-104, the ability of the Registrant to meet eligibility requirements for clinical testing and through to more complex clinical trials, the ability of the Registrant to obtain regulatory approvals prior to each clinical trial and the ability of the Registrant to generate patient member growth.

The forward-looking statements contained herein are based on certain key management expectations and assumptions, including with respect to expectations and assumptions concerning: (i) receipt of required shareholder and regulatory approvals in a timely manner or at all; (ii) receipt and/or maintenance of required licenses and third-party consents in a timely manner or at all; and (iii) the success of the operations of the Registrant.

Forward-looking statements are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from that which are expressed or implied by such forward-looking statements. These risks and uncertainties include those related to: the ability of the Registrant to secure additional financing for current and future operations and capital projects, as needed; forward-looking statements may prove to be inaccurate; future issuances or actual or potential sales of securities; negative operating cash flow and going concern; discretion over the use of proceeds; unpredictability and volatility of the listed securities of the Registrant; speculative nature of an investment in the securities of the Registrant; limited operating history as a public company; a significant number of common shares of the Registrant (the "Common Shares") are owned by a limited number of existing shareholders; the expected future losses of the Registrant and profitability; significant risks inherent in the nature of the health clinic industry; risks associated with failure to achieve its publicly announced milestones according to schedule, or at all; risks related to potential operations in Oregon and jurisdictions that have passed or are considering measures to legalize psychedelics; risks associated with the regulation of psilocybin containing truffles and mushrooms in The Netherlands, Jamaica and elsewhere; reliance on drug developers; reliance on contract manufacturers; violations of laws and regulations; reliance on the capabilities and experience of its key executives and scientists; the possible engagement in misconduct or other improper activities by employees; the expansion of the Registrant 's business through acquisitions or collaborations; risk of product liability claims; risks related to third-party licenses; changes in patent law; litigation regarding patents, patent applications, and other proprietary rights; reliance on third parties; no assurance of an active or liquid market; public markets and share prices; additional issuances and dilution; the ability of the Registrant to secure additional financing for current and future operations and capital projects, as needed, which may not be available on acceptable terms, or at all; the Registrant’s dependence on management and key personnel; general economic, market and business conditions, early-stage industry growth rates, the risks associated with competition from other companies directly or indirectly engaged in the Registrant’s industry; negative results from clinical trials; foreign currency exchange rate fluctuations and its effects on the Registrant’s operations; the risks and costs associated with being a publicly traded company, the market demand for the Common Shares; the impact of the COVID-19 pandemic; non-compliance with laws; medical personnel operating out of the Registrant 's clinics; unfavourable publicity or consumer perception; patient acquisitions; drug development risks; substantial risks of regulatory or political change; the ability to obtain necessary government permits and licences; ketamine as a pharmaceutical; non-referral of patients; negative cash flow from operating activities; management of growth; intellectual property; litigation; insurance coverage; the Registrant being a holding company; the industry being difficult to forecast; conflicts of interest; enforcement of legal rights; emerging market risks; enforcement of legal rights in foreign jurisdictions; inadequate internal controls over financial reporting; agriculture risks; violations of laws and regulations related to drug development; reliance on third parties for drug development; ability to produce commercial grade pharmaceuticals; clinical testing; regulatory approval process; cyber-attacks; reliance upon insurers and governments; difficulty in enforcing judgments and effecting service of process on directors and officers; any other risks described in this Form 40-F and the documents filed by the Registrant with Canadian securities regulatory authorities; other factors beyond the Registrant’s control; and other risks and uncertainties not presently known to the Registrant or that the Registrant presently believe are not material could also cause actual results or events to differ materially from those expressed in

There can be no assurance that such forward-looking information and statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such information and statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. The forward-looking information and statements contained herein are presented for the purposes of assisting readers in understanding the Registrant 's expected financial and operating performance and the Registrant 's plans and objectives and may not be appropriate for other purposes.

The forward-looking information and statements contained in this Form 40-F represent the Registrant 's views as of the date of this Form 40-F and forward-looking information and statements contained in the documents incorporated by reference herein represent the Registrant 's views as of the date of such documents, unless otherwise indicated in such documents. The Registrant anticipates that subsequent events and developments may cause its views to change. However, while the Registrant may elect to update such forward-looking information and statements at a future time, it has no current intention of doing so except to the extent required by applicable law.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(l) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.1 through Exhibit 99.54, as set forth in the Exhibit Index attached hereto.

DESCRIPTION OF THE SECURITIES

The authorized capital of the Registrant consists of an unlimited number of Common Shares, without par value, and an unlimited number of preferred shares (the “Preferred Shares”). As at the date of this Form 40-F no Preferred Shares are issued and outstanding.

Holders of Common Shares are entitled to one vote for each Common Share held at all meetings of shareholders of the Registrant, to receive dividends if, as and when declared by the Board, and to participate ratably in any distribution of property or assets upon the liquidation, winding-up or other dissolution of the Registrant. The Common Shares carry no pre-emptive rights, conversion or exchange rights, or redemption, retraction, repurchase, sinking fund or purchase fund provisions. There are no provisions requiring a holder of Common Shares to contribute additional capital, and no restrictions on the issuance of additional securities by the Registrant. There are no restrictions on the repurchase or redemption of Common Shares by the Registrant except to the extent that any such repurchase or redemption would render the Registrant insolvent. The Preferred Shares may, if issued, be made convertible into Common Shares at such rate and upon such basis as the Board, in its discretion, may determine.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to this Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CORPORATE GOVERNANCE PRACTICES

There are certain differences between the corporate governance practices applicable to the Registrant and those applicable to U.S. companies under the Nasdaq Corporate Governance Requirements. A summary of the significant differences will be posted on the Registrant's website at www.fieldtriphealth.com.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of this Form 40-F, the Registrant will file with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

FIELD TRIP HEALTH LTD.

/s/ Joseph del Moral
Name:	Joseph del Moral
Title:	Chief Executive Officer

Date: July 19, 2021

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this Form 40-F.

Exhibits	Documents

99.1	Annual Information Form (Amended) for the fiscal year ended March 31, 2021

99.2	Management’s Discussion and Analysis for the three months and fiscal year ended March 31, 2021 and periods ended March 31, 2020

99.3	Audited Consolidated Annual Financial Statements for the fiscal year ended March 31, 2021 and for the period from April 2, 2019 to March 2020

99.4	Audit Committee Charter

99.5	Mandate of the Board of Directors

99.6	Position Description – Chair of the Board

99.7	Position Description – Lead Director

99.8	Compensation Committee Charter

99.9	Stock Option Plan

99.10	Material Change Report dated June 10, 2021

99.11	Material Change Report dated March 22, 2021

99.12	Early Warning Report dated March 18, 2021

99.13	Underwriting Agreement dated March 3, 2021, between Bloom Burton Securities Inc., Stifel Nicolaus Canada Inc., Canaccord Genuity Corp. and Field Trip Health Ltd.

99.14	Material Change Report dated February 26, 2021

99.15	Management’s Discussion and Analysis for the three and nine month periods ended December 31, 2020 and December 31, 2019

99.16	Unaudited Condensed Interim Consolidated Financial Statements for the three and nine month periods ended December 31, 2020 and December 31, 2019

99.17	Material Change Report dated January 29, 2021

99.18	Material Change Report dated January 28, 2021

99.19	OTCQX Company Agreement dated January 15, 2021, between OTC Markets Group and Field Trip Health Ltd.

99.20	Warrant Indenture dated January 5, 2021, between Computershare Trust Company of Canada and Field Trip Health Ltd.

99.21	Material Change Report dated January 6, 2021

99.22	Underwriting Agreement dated December 15, 2020, between Stifel Nicolaus Canada Inc., Canaccord Genuity Corp., Bloom Burton Securities Inc., Eight Capital and Field Trip Health Ltd.

99.24	Material Change Report dated December 14, 2020

99.25	Management’s Discussion and Analysis for the three and six month periods ended September 30, 2020 and the period from April 2, 2019 to September 30, 2019

99.26	Unaudited Condensed Interim Consolidated Financial Statements for the three and six month periods ended September 30, 2020 and the period from April 2, 2019 to September 30, 2019

99.27	Management’s Discussion and Analysis for the nine month period ended September 30, 2020

99.28	Unaudited Condensed Interim Consolidated Financial Statements for the nine month periods ended September 30, 2020 and September 30, 2019

99.29	Material Change Report dated November 18, 2020

99.30	Annual Information Form for the year ended March 31, 2020

99.31	Amended Notice of Change in Corporate Structure dated October 15, 2020

99.32	Notice of Change in Corporate Structure dated October 8, 2020

99.33	Material Change Report dated October 8, 2020

99.34	Research Agreement dated April 6, 2020, between Field Trip Natural Products Limited and The University of the West Indies

99.35	Listing Application dated October 1, 2020

99.36	Agency Agreement dated August 14, 2020, between Canaccord Genuity Corp., Stifel Nicolaus Canada Inc. and Field Trip Psychedelics Inc.

99.37	Early Warning Report dated October 2, 2020

99.39	Form of proxy with respect to the annual general meeting and special meeting of Newton Energy Corporation shareholders held on September 23, 2020

99.40	Management Information Circular dated August 21, 2020 with respect to the annual general meeting and special meeting of Newton Energy Corporation shareholders held on September 23, 2020

99.41	Notice of Availability of Meeting Materials with respect to the annual general meeting and special meeting of Newton Energy Corporation shareholders held on September 23, 2020

99.42	Notice of Meeting and Record Date with respect to the annual general meeting and special meeting of Newton Energy Corporation shareholders held on September 23, 2020

99.43	Amalgamation Agreement dated August 21, 2020, between Newton Energy Corporation and Field Trip Psychedelics Inc.

99.44	Material Change Report dated September 1, 2020

99.45	Management’s Discussion and Analysis for the six month period ended June 30, 2020

99.46	Unaudited Condensed Interim Consolidated Financial Statements for the six month periods ended June 30, 2020 and June 30, 2019

99.48	Material Change Report dated June 25, 2020

99.49	Management’s Discussion and Analysis for the three month period ended March 31, 2020

99.50	Unaudited Condensed Interim Consolidated Financial Statements for the three month periods ended March 31, 2020 and March 31, 2019

99.51	Management’s Discussion and Analysis for the year ended December 31, 2019

99.52	Audited Consolidated Financial Statements for the years ended December 31, 2019 and December 31, 2018

99.53	Consent of DeVisser Gray LLP

99.54	Consent of MNP LLP